Filed by Qell Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Lillium GmbH

Commission File No. 001-39571

Lilium partners with CUSTOMCELLS to produce high-performance silicon-anode batteries for the 7-Seater Lilium Jet

Munich/Tübingen, July 28, 2021: Lilium GmbH (“Lilium”), positioned to be a global leader in regional electric air mobility, has partnered with CUSTOMCELLS, the German manufacturer of customer specific lithium-ion battery cells.

CUSTOMCELLS, who supply international aviation, automotive and military customers, including Porsche AG, will be one of Lilium’s prime suppliers, manufacturing lithium-ion batteries at scale for the all-electric 7-Seater Lilium Jet. Utilising Lilium’s licensed technology, CUSTOMCELLS will industrialize battery cells for high-quality series production at its Tübingen location. At the Tübingen site, CUSTOMCELLS, together with partner and equipment manufacturer Manz AG, offers one of the most modern battery cell production lines in Europe.

In June, CUSTOMCELLS announced the launch of a joint venture with Porsche, named Cellforce Group, to produce high-performance silicon-anode batteries at their Weissach Development Centre. Porsche also recently participated in an investment round for CUSTOMCELLS through its venture capital arm, Porsche Ventures. New shareholders in CUSTOMCELLS are also European technology investors Vsquared Ventures and 468 Capital.

Bringing together two German innovators in energy and aerospace, with guaranteed production capacity at CUSTOMCELLS’s state-of-the-art research and production sites in Germany, this partnership will play a crucial role in scaling up production of the 7-Seater Lilium Jet ahead of planned commercial launch in 2024.

Daniel Wiegand, Co-Founder and CEO of Lilium said:

“With their extensive experience of designing and producing customised high-performance Li-Ion batteries for automotive and aviation applications, CUSTOMCELLS is an ideal partner to manufacture aerospace-quality battery cells for our jet. They have already set up manufacturing of silicon anode batteries for several of their customers. We are excited to be working alongside another next generation company like CUSTOMCELLS.”

Leopold König, Co-Founder and CEO of CUSTOMCELLS said:

“On the basis of flexible manufacturing concepts, CUSTOMCELLS guarantees high-tech solutions for special applications and tailor-made production of electrodes, electrolytes and battery cells with an outstanding quality and traceability approach, depending on the customer's requirements profile. This partnership will bring two leading German innovators together and underlines the strength of the German manufacturing and tech ecosystem.”

CUSTOMCELLS will join Lilium’s roster of world-class suppliers, including Toray Industries, Aciturri, Lufthansa Aviation Training, Honeywell and Palantir, alongside infrastructure leaders, such as the Tavistock Development Company, and Ferrovial, a leading airport operator, who will support the development of up to 14 vertiports in Florida.

ENDS

Notes to editors:

About Lilium:

Lilium’s vision is to create a sustainable and accessible mode of high-speed, regional transportation. Using the 7-Seater Lilium Jet, an electric vertical take-off and landing jet, offering leading capacity, low noise and high performance, Lilium is building a transport network and service for people and goods. Working with aerospace, technology and infrastructure leaders, commercial operations are planned to launch in 2024. Lilium’s 650+ strong team includes approximately 400 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

About CUSTOMCELLS:

CUSTOMCELLS® is one of the leading companies in the fields of development and series production of special lithium-ion battery cells. Based on flexible manufacturing concepts and state-of-the-art research and production facilities, CUSTOMCELLS® guarantees high-tech solutions for special applications and customised development and production of electrodes, electrolytes, battery cells and battery modules, depending on the customer's requirement profile. In doing so, CUSTOMCELLS® systematically pursues the strategy of technological, vertical integration through cooperation with the respective "best in class" companies in the value chain - from the material manufacturer to the plant manufacturer to the recycling specialist. Spun off from the Fraunhofer Institute in 2012, the company now has two independent production and development sites in Itzehoe and Tübingen. More than 100 highly qualified CUSTOMCELLS® employees have many years of experience in the field of cell development and production. The extensive process engineering know-how and the deep understanding of electrochemistry ensure short time frames for the realisation of individual cell properties. CUSTOMCELLS® develops and produces for a wide range of industries - with a focus on the automotive, marine, oil & gas and, in the future, aviation sectors. The company has more than 600 customers, has completed more than 1,400 development-intensive projects, and has designed and ramped up four cell factories under contract. From 2021, CUSTOMCELLS® will take over the development of the next generation of high-performance batteries for the automotive sector in a joint venture with Porsche - the Cellforce Group. The Porsche decision in favour of CUSTOMCELLS® was made in spring 2021 after a thorough global screening. For more information, please visit www.customcells.org.

Contact Information for Media

Meredith Bell, Lilium
+41 79 432 57 79
meredith.bell@lilium.com
press@lilium.com

Dr. Rainer Ohler (for Lilium)
+49 172 489 0353
rainer.ohler@seniortrategists.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium’s, Qell’s and Lilium N.V.’s  proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business and Lilium N.V.’s officers and directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to, the following risks: (i) the business combination with Qell may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID-19 on Lilium’s business or the business combination; (v) the Lilium Group’s ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities after the completion of the proposed business combination; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; and (ix) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to Lilium or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (as amended from time to time, the “Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Qell as of a record date to be established for voting on the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the proposed business combination and is available, without charge, at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.